SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

From May 10, 2007 to May 18, 2007, Korea Electric Power Corporation (“KEPCO”) will have meetings with certain institutional investors in Asia and Europe as part of its investor relations activities to provide such investors with recent information on KEPCO.

Attached hereto is the investor presentation material to be used at such meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Moon, Ho

Name :	Moon, Ho
Title :	Chief Financial Officer

Date: May 9, 2007

Investor Presentation

May 2007

This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care has been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness. Any projections or estimates may be different from actual results.

KEPCO

KOREA ELECTRIC POWER CORPORATION

Table of Contents

I. Overview

II. Business & Operations

III. Financial Profile

IV. Industry Restructuring

Appendix

KEPCO

KOREA ELECTRIC POWER CORPORATION

I. Overview

KEPCO

KOREA ELECTRIC POWER CORPORATION

Power Monopoly in Korea

95%

100%

100%

Generation

Transmission

Distribution

*	Based on gross generation (1Q 2007)

Assets KRW 77.4 trillion (USD 83.3 billion)

Revenues KRW 27.4 trillion (USD 29.5 billion)

Generating Capacity 58,750 MW

Market Capitalization KRW 24.1 trillion (USD 25.6 billion)

Credit Rating A1(Moody’s), A(S&P)

• Assets & Revenues : as of December 31, 2006 (Consolidated, audited)

• Generating Capacity : as of March 31, 2007

• Market Cap.: as of March 31, 2007, KRW/USD=940.3

• Moody’s raised credit rating higher than the government on May 25, 2005

KEPCO

KOREA ELECTRIC POWER CORPORATION

II. Business & Operations

KEPCO

KOREA ELECTRIC POWER CORPORATION

Demand Growth

Historical Demand Growth & GDP (%)

Demand Growth    GDP Growth    Sales Volume

7.6    8.0    5.4    6.3    6.5    4.9    5.8

3.8    7.0    3.1    4.7    4.0    5.0    4.3

2001    2002    2003    2004    2005    2006    2007(E)

(Unit : 1,000 GWh)

Sales Volume    258    278    294    312    332    349    369

Demand Growth for 1Q 2007 (yoy)

Volume Revenue

0.8%    2.0%    2.4%    3.0%    4.1%    8.3%    3.0%    5.0%

Residential    Commercial    Industrial    Overall

Demand Growth Forecast

2008 : 4.5%    2009 ~ 2012 : 3 – 4%

• Forecast value for 2009 onward by MOCIE1) & KPX2)

• Actual results may differ from the forecast

1) MOCIE : Ministry of Commerce, Industry & Energy

2) KPX : Korea Power Exchange

Unit Sales Price

(Won/kWh) 1Q 2007 1Q 2006

Residential  87.1  86.0    Commercial  94.0  93.4    Industrial  64.0  61.5    Average  75.7   74.3

KEPCO

KOREA ELECTRIC POWER CORPORATION

Tariff (1)

Formula

Fair Rate of Return = Cost of Debt × Debt Weighting + Cost of Equity * × Equity Weighting

Actual Rate of Return = Operating Income (1 - tax rate) ÷ Net Plant in Service + Working Capital (2 Months)

* Cost of Equity is determined by CAPM : Risk Free Rate + Beta × Market Premium

* Working Capital : Cash Operating Expense

Tariff Adjustment Flow

MOCIE

(Korean Electricity Commission)    2 Discussion    MOFE1)

1	Application 3 Authorization

KEPCO    4 Put into Effect    Notice & Operation

1) MOFE : Ministry of Finance & Economy

KEPCO

KOREA ELECTRIC POWER CORPORATION

Tariff (2)

History of Tariff Adjustment

5.3%    4.0%    0.0%     -0.1%    0.0%    -1.5%    2.8%    2.1%    1.9%

Nov99 Nov00 01 Jun02 03 Mar04 Dec05 Jan07

Tariff Rebalancing

Residential -2.0% -2.8% 1.5% 0.0%    Commercial -2.2% -3.5% 1.9% 0.0%    Industrial 2.5% 0.0% 2.4% 4.2%

Average 0.0% -1.5% 1.9% 2.1%

Jan03 Mar04 Dec05 Jan07

*	In 2005, tariffs were increased by 1.9%, while the rate of The Electric Power Industry Basis Fund was decreased by 0.9% from 4.59 to 3.7% This resulted in 2.8% effective tariff increase

Management Strategies on Tariff Adjustments

• Rebalancing tariffs among different customers to recover the different cost of supply in a timely manner

• Reclassifying commercial, industrial, and educational customers by voltage supplied

• Narrowing the gap between the highest and lowest tariffs within residential customer base

KEPCO

KOREA ELECTRIC POWER CORPORATION

Fuel Price & Expense (1)

Fuel Price & FX trends

2004 Average     2005 Average    1/4 2006    2/4 2006    3/4 2006    4/4 2006    2006 Average    1/4 2007

NEWC* Coal Price Index 53.3  47.3 47.6 52.8 49.7 45.3 48.9 52.5 USD/ton

Dubai Oil Price 33.6 49.4 58.6 64.9 66.0 57.3 61.7 55.5 USD/barrel

FX Rate* 1,143.7 1,024.1 976.0 949.6 955.2 938.3 954.8 939.0 KRW/USD

*	NEWC : Newcastle
*	FX Rate Source : Bloomberg

1Q 2007 Fuel Expense

Unit Price & FX Rate Change

(1,000Won/ton,Won/liter, KRW/USD)

1Q 2006 1Q 2007 yoy

B. Coal 57.8 54.4 -5.9%     B.C. Oil 360.5 330.9 -8.2%    LNG 585.3 600.9 2.7%    FX Rate 976.0 939.0 -3.8%

Fuel Expense

(in billion Won)

1Q 2006 1Q 2007 yoy

B. Coal 649 644 -0.8%    B.C. Oil 389 453 16.4%    LNG 1,383 1,415 2.3%    Nuclear 201 196 -2.5%    Total 2,622 2,708 3.3%

KEPCO

KOREA ELECTRIC POWER CORPORATION

Fuel Price & Expense (2)

Strategy on Fuel Cost Saving

• Maintaining optimal proportion of generation based on fuel type

Sustaining over 80% of nuclear & coal generation, above 90% utilization rate of nuclear

• Securing shares of foreign mines & fuel suppliers

• Re-trying direct import of LNG

Generation Mix

1Q 2006 1Q 2007

18% LNG 16%    5% Oil 7%    38% Coal 39%    39% Nuclear & Hydro 38%

Fuel Cost Mix

1Q 2006 1Q 2007

51% LNG 50%    17% Oil 19%    25% Coal 24%    7% Nuclear & Hydro 7%

KEPCO

KOREA ELECTRIC POWER CORPORATION

III. Financial Profile

KEPCO

KOREA ELECTRIC POWER CORPORATION

Capital Structure

Capital Structure

• Total SH’s Equity : KRW 43.2 trillion (USD 46.5 billion)

Major Shareholders as of March 31, 2007

• Total Liabilities : KRW 34.2 trillion (USD 36.8 billion)

KDB1) 29.95% 51.07%

Government 21.12% Treasury Stock 3.14% Foreigners 30.19% Others 15.60%

Liab. 44% SH’s Equity 56%

as of Dec. 31, 2006 Consolidated

Interest Bearing Debt*

Local Currency Debt 84% Foreign Debt 16% Total Debt : KRW 19.5 trillion equivalent

USD 41% JPY 30% Others 29% Total Foreign Currency Debt : KRW 3.2 trillion equivalent

* Debt : KEPCO + GENCOs2), as of Mar. 31, 2007

1) KDB : Korea Development Bank 100% owned by the Korean Government

2) GENCOs : KEPCO’s six generation subsidiaries

KEPCO

KOREA ELECTRIC POWER CORPORATION

Debt Profile & Strategy

Debt Repayment Schedule

Total Maturing Debt    FX Debt    Target Schedule

2.7 4.7 4.0 2.7 2.3 0.9 0.6 1.6 Trillion Won

0.6	0.1 0.3 1.1 0.3 0.8

2007 2008 2009 2010 2011 2012 2013 2014 & after

Debt Currency Mix

1Q 2007 Target

KRW 84% 70%    USD 7% 15%    JPY & Others 9% 15%

Fixed vs. Floating Mix

Total    Fixed 68%    Floating 32%

KRW    Fixed 62%    Floating 38%

FX    Fixed 99% Floating 1%

* Debt : KEPCO + GENCOs, as of Mar. 31, 2007

KEPCO

KOREA ELECTRIC POWER CORPORATION

Improved Financial Status*

(Unit: KRW bn) yoy 2003 yoy 2004 yoy 2005 yoy 2006

KWh sold(GWh) 5.4% 293,599 6.3% 312,096 6.6% 332,413 4.9% 348,719

Revenues 6.6% 22,775 5.2% 23,956 6.2% 25,445 7.7% 27,409

EBITDA 3.6% 10,313(3.8%) 9,916(1.5%) 9,769(6.4%) 9,139

Operating Income 3.5% 5,224(14.5%) 4,467(12.2%) 3,922(13.4%) 3,395

Total Interest Cost **(13.5%) 1,354(22.4%) 1,051(19.2%) 849 10.5% 938

Interest Bearing Debt(3.5%) 22,645(14.8%) 19,300(2.7%) 18,777 4.6% 19,649

Net Income(23.8%) 2,323 24.1% 2,883(16.5%) 2,408(7.6%) 2,226

* Based on consolidated financial statements

** Interest cost is inclusive of the capitalized portion

KEPCO

KOREA ELECTRIC POWER CORPORATION

1Q 2007 Results*

(Unit : In billions of Korean Won)	1Q 2007	1Q 2006	%change
Operating revenues:	7,199	6,852	5.1%
Sale of electric power	7,077	6,740	5.0%
Other operating revenues	41	26	57.7%
Revenues for other businesses	81	86	-5.8%
Operating expenses:	6,094	5,841	4.3%
Fuel	2,821	2,703	4.4%
Power purchased for resale	589	511	15.3%
Maintenance	364	375	-2.9%
Depreciation	1,201	1,215	-1.2%
Commission	130	136	-4.4%
Other	983	892	10.2%
Expenses for other businesses	6	9	-33.3%
Operating income	1,105	1,011	9.3%
Non-Operating income:	434	407	6.6%
FX gain	3	191	-98.4%
Investment income from affiliates	116	89	30.3%
Other	315	127	148.0%
Non-Operating expenses:	362	361	0.3%
Interest expenses	175	174	0.6%
FX loss	67	4	1575.0%
Investment loss from affiliates	21	60	-65.0%
Other	99	123	-19.5%
Ordinary income	1,177	1,057	11.4%
Provision for income taxes	402	325	23.7%
Net income	775	732	5.9%

** KEPCO+GENCOs*

- Primarily due to 3.0% demand growth & 2.1% tariff hike, operating revenues increased by 5.1%
- Fuel cost was up by 4.4% mainly due to LNG price hike & increase in oil consumption
- Power purchased for resale was up by 15.3% due to LNG price hike
- Maintenance cost was down by 2.9% due to timely settlement
- Depreciation expense decreased by 1.2% due to decrease of historic costs by KHNP
- Operating income & Net income increased by 9.3% & 5.9% respectively

* This financial information is preliminary, un-audited and made by adjusting for major inter-company transactions among KEPCO and its six generating subsidiaries only. As such, these financial information may not have been prepared in accordance with Korean generally accepted accounting principles, and may not necessarily be indicative of the results of operations of KEPCO and its six generating subsidiaries as a group

KEPCO
KOREA ELECTRIC POWER CORPORATION

15

Capital Expenditure

Conservative Official Forecast

Nuclear Plant

Thermal Plant

Transmission & Distribution Facility

(in billion Won)

7,782     1,553     2,572     3,657

9,803    3,035    2,218    4,550

10,168    3,441    2,032    4,695

9,912    3,607    1,540    4,765

2006A 2007F 2008F 2009F

New Capacity to be added

Nuclear    Thermal 2,076(MW) 1,606 2,884 1,956    IPPs* 1,056 462 555 812

*	IPPs : Independenet Power Producers

KEPCO

KOREA ELECTRIC POWER CORPORATION

Dividend

General

• Cash flow has been positive since Y2001

• Absolute amount of dividend will be gradually increased

• Long term dividend policy is being discussed and studied by management

DPS    1,400 (in Won)     1,200 1,000 800 600 400 200

800 1,050 1,150 1,150 1,000     2002 2003 2004 2005 2006

Payout Ratio

30.0% 20.0% 10.0%     16.7% 28.6% 25.1% 29.9% 30.0%     2002 2003 2004 2005 2006

KEPCO

KOREA ELECTRIC POWER CORPORATION

Major Financial Statistics *

Operating & Net Profit Margin

23.6%	22.9% 18.6% 15.4% 12.4%
14.3%	10.2% 12.0% 9.5% 8.1%

2002 2003 2004 2005 2006

Return on Equity

8.8% 7.4% 6.3% 5.8% 5.1%

2002 2003 2004 2005 2006

Total Borrowing to Equity Ratio

65.1% 59.9% 47.5% 44.4% 45.4%

2002 2003 2004 2005 2006

Average Debt Cost

KEPCO+GENCOs

6.1% 5.2% 4.7% 4.4% 4.5%

2002 2003 2004 2005 2006

*	Based on consolidated financial statements

KEPCO

KOREA ELECTRIC POWER CORPORATION

IV. Industry Restructuring

KEPCO

KOREA ELECTRIC POWER CORPORATION

Industry Restructuring (1)     Initial Plan, Current Status & Future     Plan Current Status Future Strategy

Generation    GENCO setup + Sale    6 GENCOs in operation, 100% owned by KEPCO

• Be prepared to sell GENCOs when price is right

• Management control is on for sale

• Improving the asset value to get right price

• All GENCOs except for Nuke & Hydro to be sold

Distribution    DISCO setup + Sale    “Strategy Business Units” were launched within KEPCO

• 9 independent business divisions were established

• Each division is autonomous and competitive

• 7 district head offices maintain current system

• Further progress will be made after 2 year evaluation

Sale of KOSEP

• IPO has been delayed as the price quote was below book value

• KEPCO will proceed with selling management control at the right price (at least book value)

• This policy secures KEPCO’s value, and credit won’t be affected during the sale process

Scrapping DISCO setup

• DISCO setup was scrapped by MOCIE in June 2004

• Scrapped because expected benefits were uncertain while substantial risks involved were high

• This cleared the uncertainty, and saved the cost of DISCO setup

* DISCOs : Distribution Subsidiaries

KEPCO

KOREA ELECTRIC POWER CORPORATION

Industry Restructuring (2)

Asset Sale

	Book Value*	Ownership	Plan of Sale
(in billion Korean Won)			
KOSEP[1]	2,035	100.0%	• Listing on domestic stock exchange or selling management control
KPS[2]	305	100.0%	• Listing on domestic stock exchange
KEPID[3]	48	49.0%	• Timing & method of sale is to be set in consultation with government
KDHC[4]	184	26.1%	• Timing & method of sale is to be set in consultation with government
KOGAS[5]	861	24.5%	• Subject to government's deregulation plan of the gas industry
KOPEC[6]	41	97.9%	• After government's finalization of the plan to introduce competition into the market for designing nuclear reactors
LG Powercomm	377	43.1%	• Listing on either domestic or foreign exchange, in relation to the bonds convertible into LG Powercomm shares issued in Euro market

* *Book value: as of December 31, 2006*

1) KOSEP: Korea South-East Power Co., Ltd.
2) KPS: Korea Plant Service & Engineering Co., Ltd.
3) KEPID: Korea Electric Power Industrial Development
4) KDHC: Korea District Heating Corporation
5) KOGAS: Korea Gas Corporation
6) KOPEC: Korea Power Engineering Co., Inc.

KEPCO KOREA ELECTRIC POWER CORPORATION

21

Appendix

Company Information

Establishment : December 31, 1981

Company Type : Government Invested Company (Integrated Power Company)

Paid in Capital : KRW 3.2 trillion (USD 3.5 billion)*

Major Business : Electric Power Supply (Generation, Transmission & Distribution)

Number of Employees : 33,661 (KEPCO + GENCOs)*

Fiscal Year : From January 1 to December 31

Stock Listing: KRX (August 10, 1989, Ticker: 015760)/ NYSE (October 27, 1994, Ticker: KEP)

Head Office : 167, Samseong-dong, Gangnam-gu, Seoul, Republic of Korea, #135-791

Home Page : www.kepco.co.kr

* As of December 31, 2006

KEPCOKEPCOKOREA ELECTRIC POWER CORPORATION